STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Connecticut Series

January 31, 2008 (Unaudited)

Long-Term Municipal Investments--103.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut--73.6%				
Connecticut	5.00	3/15/08	70,000 a	70,949
Connecticut	5.13	3/15/08	25,000 a	25,343
Connecticut	5.75	6/15/10	30,000 a	32,372
Connecticut	5.25	12/15/10	50,000	54,155
Connecticut	5.25	12/15/10	2,500,000 b,c	2,707,762
Connecticut	5.75	6/15/11	3,000,000 b,c	3,237,165
Connecticut	5.13	11/15/11	1,500,000 a	1,642,860
Connecticut	5.00	6/1/22	3,500,000	3,825,815
Connecticut	4.50	5/1/25	3,425,000	3,498,946
Connecticut (Insured; FSA)	5.00	10/15/21	3,500,000	3,762,710
Connecticut (Insured; MBIA)	5.25	3/15/10	5,100,000	5,170,686
Connecticut (Insured; MBIA)	5.38	12/15/10	4,100,000	4,453,707
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/13	30,000	31,810
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/13	5,500,000 b,c	5,831,760
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/16	4,450,000 b,c	4,615,451
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/16	20,000	20,744
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/17	2,275,000	2,352,555
Connecticut, Clean Water Fund Revenue	5.13	9/1/09	3,050,000 a	3,223,972
Connecticut, Clean Water Fund Revenue	5.25	7/15/12	9,700,000 b,c	10,169,141
Connecticut, Clean Water Fund Revenue	5.25	7/15/12	15,000	15,725
Connecticut, Special Tax Obligation (Transportation Infrastructure				

Purposes)	5.38	9/1/08	2,500,000	2,549,450

Connecticut,				
Special Tax Obligation				
(Transportation Infrastructure				
Purposes)	7.13	6/1/10	3,400,000	3,644,732
Connecticut,				
Special Tax Obligation				
(Transportation Infrastructure				
Purposes) (Insured; AMBAC)	5.25	7/1/19	4,585,000	5,189,211
Connecticut,				
Special Tax Obligation				
(Transportation Infrastructure				
Purposes) (Insured; FSA)	5.50	11/1/12	4,180,000	4,712,616
Connecticut,				
Special Tax Obligation				
(Transportation Infrastructure				
Purposes) (Insured; FSA)	5.38	7/1/20	2,000,000	2,183,380
Connecticut Development Authority,				
Airport Facility Revenue				
(Learjet Inc. Project)	7.95	4/1/26	2,300,000	2,567,398
Connecticut Development Authority,				
First Mortgage Gross Revenue				
(Church Homes Inc.,				
Congregational Avery Heights				
Project)	5.70	4/1/12	1,990,000	2,057,163
Connecticut Development Authority,				
First Mortgage Gross Revenue				
(Church Homes Inc.,				
Congregational Avery Heights				
Project)	5.80	4/1/21	3,000,000	3,107,700
Connecticut Development Authority,				
First Mortgage Gross Revenue				
(The Elim Park Baptist Home,				
Inc. Project)	5.38	12/1/11	1,765,000	1,865,464
Connecticut Development Authority,				
First Mortgage Gross Revenue				
(The Elim Park Baptist Home,				
Inc. Project)	5.38	12/1/18	2,300,000	2,332,660
Connecticut Development Authority,				
First Mortgage Gross Revenue				
(The Elim Park Baptist Home,				
Inc. Project)	5.75	12/1/23	1,000,000	1,045,440
Connecticut Development Authority,				
PCR (Connecticut Light and				
Power Company Project)	5.85	9/1/28	3,200,000	3,278,496
Connecticut Development Authority,				
PCR (Connecticut Light and				
Power Company Project)	5.95	9/1/28	1,945,000	1,985,631
Connecticut Development Authority,				
Revenue (Duncaster Project)				
(Insured; Radian)	5.50	8/1/11	2,405,000	2,542,013
Connecticut Development Authority,				

Solid Waste Disposal Facility Revenue (PSEG Power LLC Project)	5.75	11/1/37	7,000,000	7,073,080
Connecticut Development Authority, Water Facilities Revenue (Aquarion Water Company of Connecticut Project) (Insured; XLCA)	5.10	9/1/37	6,250,000	6,118,875
Connecticut Development Authority, Water Facilities Revenue (Bridgeport Hydraulic Company Project) (Insured; AMBAC)	6.15	4/1/35	2,750,000	2,809,428
Connecticut Health and Educational Facilities Authority, Revenue (Danbury Hospital Issue) (Insured; AMBAC)	5.75	7/1/29	3,000,000	3,115,020
Connecticut Health and Educational Facilities Authority, Revenue (Eastern Connecticut Health Network Issue) (Insured; Radian)	5.13	7/1/30	1,500,000	1,512,360
Connecticut Health and Educational Facilities Authority, Revenue (Greenwich Academy Issue) (Insured; FSA)	5.25	3/1/32	12,880,000	14,756,358
Connecticut Health and Educational Facilities Authority, Revenue (Griffin Hospital Issue) (Insured; Radian)	5.00	7/1/23	1,280,000	1,315,059
Connecticut Health and Educational Facilities Authority, Revenue (Hospital for Special Care Issue) (Insured; Radian)	5.25	7/1/32	3,500,000	3,528,280
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Issue)	5.25	7/1/11	3,000,000 [a]	3,300,720
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Issue)	5.50	7/1/11	2,150,000 [a]	2,383,038
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Issue) (Insured; AMBAC)	5.25	7/1/28	1,760,000	1,958,845
Connecticut Health and Educational Facilities Authority, Revenue (New Britain General Hospital Issue) (Insured; AMBAC)	6.13	7/1/14	1,000,000	1,016,060
Connecticut Health and Educational Facilities Authority, Revenue (Trinity College Issue) (Insured; MBIA)	5.00	7/1/22	1,000,000	1,046,850
Connecticut Health and Educational				

Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.00	7/1/17	1,220,000	1,301,032
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.50	7/1/22	2,000,000	2,103,860
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.63	7/1/26	4,200,000	4,406,178
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.25	7/1/36	5,070,000	5,159,485
Connecticut Health and Educational Facilities Authority, Revenue (Yale-New Haven Hospital Issue) (Insured; AMBAC)	5.00	7/1/25	1,500,000	1,555,740
Connecticut Health and Educational Facilities Authority, Revenue (Yale-New Haven Hospital Issue) (Insured; AMBAC)	5.00	7/1/31	5,500,000	5,657,685
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.13	7/1/27	5,400,000	5,516,316
Connecticut Higher Education Supplemental Loan Authority, Revenue (Family Education Loan Program) (Insured; AMBAC)	5.63	11/15/11	415,000	419,424
Connecticut Higher Education Supplemental Loan Authority, Senior Revenue (Connecticut Family Education Loan Program) (Insured; MBIA)	4.50	11/15/20	1,830,000	1,835,874
Connecticut Higher Education Supplemental Loan Authority, Senior Revenue (Connecticut Family Education Loan Program) (Insured; MBIA)	4.80	11/15/22	4,970,000	5,052,005
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	4.45	5/15/14	1,000,000	1,025,040
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.00	11/15/21	3,290,000	3,352,674
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.05	11/15/21	4,925,000	5,003,308
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.10	11/15/27	5,000,000	5,024,500

Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.45	11/15/29	5,805,000	5,849,524
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.00	11/15/35	2,475,000	2,467,426
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.15	11/15/36	5,000,000	4,980,250
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program) (Insured; AMBAC)	5.10	11/15/33	5,000,000	4,960,600
Connecticut Resource Recovery Authority, Mid-Connecticut System Subordinated Revenue	5.50	11/15/10	1,000,000 a	1,080,570
Connecticut Resource Recovery Authority, RRR (American Ref-Fuel Company of Southeastern Connecticut Project)	5.50	11/15/15	1,000,000	998,280
Connecticut Resources Recovery Authority, RRR (American Ref-Fuel Company of Southeastern Connecticut Project)	5.50	11/15/15	3,250,000	3,244,410
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue (Wheelabrator Lisbon Project)	5.50	1/1/14	7,270,000	7,272,617
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue (Wheelabrator Lisbon Project)	5.50	1/1/20	7,000,000	6,990,550
Fairfield	5.50	4/1/11	2,030,000	2,224,941
Greater New Haven Water Pollution Control Authority, Regional Wastewater System Revenue (Insured; MBIA)	5.00	11/15/30	5,000,000	5,124,400
Greater New Haven Water Pollution Control Authority, Regional Wastewater System Revenue (Insured; MBIA)	5.00	8/15/35	5,160,000	5,264,696
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.25	9/1/17	4,840,000	4,990,234
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.35	9/1/27	2,000,000	2,061,560
Hamden (Insured; MBIA)	5.25	8/15/14	5,000	5,701
Hartford,				

Parking System Revenue	6.40	7/1/10	1,000,000 [a]	1,093,220
Hartford,				
Parking System Revenue	6.50	7/1/10	1,500,000 [a]	1,643,340
Meriden,				
GO (Insured; MBIA)	5.00	8/1/16	2,090,000	2,371,711
Middletown	5.00	4/15/08	1,760,000	1,771,123
South Central Connecticut Regional Water Authority, Water System Revenue (Insured; MBIA)	5.00	8/1/30	2,000,000	2,077,900
Sprague,				
EIR (International Paper Company Project)	5.70	10/1/21	1,350,000	1,355,508
Stamford,				
GO	6.60	1/15/10	2,750,000	2,983,750
Stamford,				
Water Pollution Control System and Facility Revenue (Insured; AMBAC)	4.75	9/15/36	4,640,000	4,557,779
University of Connecticut,				
GO (Insured; FGIC)	5.75	3/1/10	1,850,000 [a]	1,996,502
University of Connecticut,				
GO (Insured; FGIC)	5.75	3/1/10	1,770,000 [a]	1,910,166
University of Connecticut,				
GO (Insured; FGIC)	5.75	3/1/10	2,500,000 [a]	2,697,975
University of Connecticut,				
GO (Insured; FGIC)	5.00	2/15/24	2,100,000	2,246,832
University of Connecticut,				
GO (Insured; FSA)	5.00	2/15/24	1,225,000	1,302,187
University of Connecticut,				
Special Obligation Student Fee Revenue (Insured; FGIC)	5.75	11/15/10	2,500,000 [a]	2,752,900
University of Connecticut,				
Special Obligation Student Fee Revenue (Insured; FGIC)	6.00	11/15/10	2,425,000 [a]	2,686,609
University of Connecticut,				
Special Obligation Student Fee Revenue (Insured; FGIC)	6.00	11/15/10	2,000,000 [a]	2,215,760
University of Connecticut,				
Special Obligation Student Fee Revenue (Insured; FGIC)	5.25	11/15/21	1,755,000	1,878,183
Westport	5.00	8/15/16	1,500,000	1,670,940
U.S. Related--30.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,500,000 [a]	1,590,570
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,300,000 [a]	1,378,494
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	4,000,000 [a]	4,241,520
Children's Trust Fund of Puerto				

Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	5,000,000 [a]	5,330,750
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.38	5/15/33	3,315,000	3,221,020
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.50	5/15/39	9,000,000	8,899,740
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	12,000,000	693,960
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	5.00	5/15/11	55,000 [a]	59,160
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	5.20	5/15/12	795,000	875,629
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	5.45	5/15/16	1,445,000	1,680,911
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	1,000,000	1,035,320
Puerto Rico Commonwealth (Insured; MBIA)	5.50	7/1/12	4,000,000 [b,c]	4,332,280
Puerto Rico Commonwealth (Insured; MBIA)	5.50	7/1/13	7,900,000 [b,c]	8,622,297
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/25	1,500,000	1,513,635
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/26	3,000,000	3,021,150
Puerto Rico Commonwealth, Public Improvement (Insured; FGIC)	5.50	7/1/16	3,270,000	3,621,198
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.25	7/1/12	2,600,000	2,825,082
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/12	50,000	54,154
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/13	100,000	109,143
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/14	4,925,000	5,341,212
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.65	7/1/15	6,690,000	7,588,534
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	6.00	7/1/15	2,000,000	2,303,620

Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/10	8,000,000 [a]	8,628,240
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.13	7/1/12	4,410,000 [a]	4,921,825
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	6.13	7/1/09	4,000,000	4,195,040
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/14	2,000,000	2,119,800
Puerto Rico Highways and Transportation Authority, Highway Revenue	5.50	7/1/16	5,000,000 [a]	5,897,050
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	4,580,000 [b,c]	4,949,675
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	10,000	10,807
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.25	7/1/33	8,000,000	8,256,400
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/35	5,500,000	1,265,660
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	480,000	496,272
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	5,000,000	5,374,450
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Loan Notes	5.50	10/1/08	1,500,000	1,522,410
Virgin Islands Water and Power Authority, Electric System Revenue	5.30	7/1/21	1,750,000	1,754,830
Total Long-Term Municipal Investments (cost $392,858,128)				**405,612,058**

Short-Term Municipal Investment--1.4%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Connecticut;				
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac University Issue) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) (cost $5,490,000)	2.55	2/1/08	5,490,000 [d]	**5,490,000**

Total Investments (cost $398,348,128)		105.1%	411,102,058
Liabilities, Less Cash and Receivables		(5.1%)	(20,004,970)
Net Assets		100.0%	391,097,088

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $44,465,531 or 11.4% of net assets.

c   Collateral for floating rate borrowings.

d   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue

SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Maryland Series

January 31, 2008 (Unaudited)

Long-Term Municipal Investments--98.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland--95.0%				
Anne Arundel County, EDR (Anne Arundel Community College Project)	5.00	9/1/17	2,255,000	2,395,599
Anne Arundel County, Special Obligation Revenue (Arundel Mills Project)	5.13	7/1/21	1,000,000	1,096,370
Anne Arundel County, Special Obligation Revenue (National Business Park Project)	5.13	7/1/21	1,000,000	1,096,370
Anne Arundel County, Special Obligation Revenue (National Business Park Project)	5.13	7/1/23	1,125,000	1,220,872
Baltimore, Port Facilities Revenue (Consolidated Coal Sales Company Project)	6.50	12/1/10	4,090,000	4,185,297
Baltimore, Project Revenue (Wastewater Projects) (Insured; FGIC)	5.00	7/1/22	565,000	617,014
Baltimore, Project Revenue (Wastewater Projects) (Insured; MBIA)	5.00	7/1/23	1,355,000	1,436,273
Baltimore Board of School Commissioners, School System Revenue	5.00	5/1/16	1,500,000	1,643,895
Frederick County, Educational Facilities Revenue (Mount Saint Mary's University)	4.50	9/1/25	1,500,000	1,331,490
Gaithersburg, Hospital Facilities Improvement Revenue (Shady Grove Adventist Hospital) (Insured; FSA)	6.50	9/1/12	8,855,000	9,730,140
Harford County, MFHR (GMNA Collateralized-Affinity Old Post Apartments Projects)	5.00	11/20/25	1,460,000	1,468,804
Howard County, COP	8.15	2/15/20	605,000	852,590
Howard County, GO (Consolidated Public Improvement Project)	5.00	8/15/19	1,000,000	1,088,950

Howard County, GO (Metropolitan District Project)	5.25	2/15/12	155,000 a	170,776
Howard County, GO (Metropolitan District Project)	5.25	8/15/19	1,545,000	1,667,426
Hyattsville, Special Obligation Revenue (University Town Center Project)	5.75	7/1/34	3,000,000	2,838,480
Maryland, State and Local Facilities Loan	5.00	8/1/16	5,000,000	5,509,700
Maryland Community Development Administration, Department of Housing and Community Development	5.00	9/1/23	515,000	519,269
Maryland Community Development Administration, Department of Housing and Community Development	5.60	7/1/33	1,200,000	1,206,036
Maryland Community Development Administration, Department of Housing and Community Development (Single Family Program)	4.95	4/1/15	4,345,000	4,491,774
Maryland Community Development Administration, Department of Housing and Community Development, Housing Revenue	5.95	7/1/23	1,265,000	1,276,145
Maryland Community Development Administration, Department of Housing and Community Development, Housing Revenue	5.05	7/1/47	1,000,000	958,790
Maryland Community Development Administration, Department of Housing and Community Development, Multifamily Development Revenue (Washington Gardens) (Collateralized; FNMA)	5.00	2/1/24	1,610,000	1,621,511
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue	4.80	9/1/32	3,000,000	2,858,820
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue	4.95	9/1/38	1,245,000	1,198,462
Maryland Community Development Administration, Department of				

Housing and Community Development, Residential Revenue	4.85	9/1/47	4,175,000	3,813,194
Maryland Economic Development Corporation, LR (Maryland Aviation Administration Facilities) (Insured; FSA)	5.50	6/1/16	3,120,000	3,394,591
Maryland Economic Development Corporation, LR (Maryland Aviation Administration Facilities) (Insured; FSA)	5.50	6/1/18	2,535,000	2,728,218
Maryland Economic Development Corporation, LR (Maryland Aviation Administration Facilities) (Insured; FSA)	5.38	6/1/19	9,530,000	10,135,346
Maryland Economic Development Corporation, LR (Montgomery County Wayne Avenue Parking Garage Project)	5.25	9/15/14	5,000,000	5,509,000
Maryland Economic Development Corporation, LR (Montgomery County Wayne Avenue Parking Garage Project)	5.25	9/15/16	2,940,000	3,231,295
Maryland Economic Development Corporation, Senior Student Housing Revenue (Frostburg State University Project)	6.00	10/1/24	5,000,000	4,990,650
Maryland Economic Development Corporation, Senior Student Housing Revenue (Morgan State University Project)	6.00	7/1/22	2,950,000	2,989,736
Maryland Economic Development Corporation, Senior Student Housing Revenue (Towson University Project)	5.00	7/1/39	1,000,000	889,510
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	6.00	6/1/13	1,260,000 [a]	1,465,191
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Projects) (Insured; CIFG)	5.00	6/1/25	2,770,000	2,778,227
Maryland Economic Development Corporation, Student Housing Revenue (University Village at Sheppard Pratt) (Insured; ACA)	5.88	7/1/21	1,750,000	1,761,165
Maryland Economic Development Corporation, Student Housing Revenue (University Village at Sheppard Pratt) (Insured; ACA)	6.00	7/1/33	1,750,000	1,704,307

Maryland Health and Higher Educational Facilities Authority, FHA Insured Mortgage Revenue (Western Maryland Health System Issue) (Insured; MBIA)	4.63	1/1/27	1,000,000	968,100
Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue)	6.00	7/1/18	500,000	531,465
Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue)	6.00	7/1/19	665,000	704,115
Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue)	6.00	7/1/20	750,000	791,348
Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue)	6.00	7/1/21	550,000	579,315
Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins Medical Institutions Utilities Program Issue)	5.00	5/15/37	7,250,000	7,286,830
Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins University Issue)	5.00	7/1/32	1,315,000	1,367,113
Maryland Health and Higher Educational Facilities Authority, Revenue (LifeBridge Health Issue) (Insured; Assured Guaranty)	5.00	7/1/28	2,000,000	2,056,660
Maryland Health and Higher Educational Facilities Authority, Revenue (Peninsula Regional Medical Center Issue)	5.00	7/1/36	5,075,000	5,014,049
Maryland Health and Higher Educational Facilities Authority, Revenue (Union Hospital of Cecil County)	6.70	7/1/09	875,000	898,485
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue)	6.00	7/1/12	2,000,000 [a]	2,278,820
Maryland Health and Higher Educational Facilities Authority, Revenue (University				

of Maryland Medical System Issue)	6.00	7/1/12	3,000,000 a	3,418,230
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue) (Insured; AMBAC)	5.00	7/1/24	1,000,000	1,034,980
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue) (Insured; FGIC)	7.00	7/1/22	4,560,000	5,904,060
Maryland Health and Higher Educational Facilities Authority, Revenue (Washington Christian Academy Issue)	5.25	7/1/18	500,000	482,290
Maryland Health and Higher Educational Facilities Authority, Revenue (Washington Christian Academy Issue)	5.50	7/1/38	3,540,000	3,087,659
Maryland Industrial Development Financing Authority, EDR (Medical Waste Associates Limited Partnership Facility)	8.75	11/15/10	630,000	533,503
Maryland Industrial Development Financing Authority, EDR (Our Lady of Good Counsel School)	5.50	5/1/20	420,000	420,832
Maryland Industrial Development Financing Authority, EDR (Our Lady of Good Counsel School)	6.00	5/1/35	1,000,000	996,560
Montgomery County, Consolidated Public Improvement	5.25	10/1/15	2,000,000	2,192,740
Montgomery County, Special Obligation Revenue (West Germantown Development District) (Insured; Radian)	5.38	7/1/20	500,000	522,295
Montgomery County, Special Obligation Revenue (West Germantown Development District) (Insured; Radian)	5.50	7/1/27	2,975,000	3,080,672
Montgomery County Housing Opportunities Commission, SFMR	0.00	7/1/28	41,025,000	13,225,640
Montgomery County Housing Opportunities Commission, SFMR	0.00	7/1/33	3,060,000	704,198
Montgomery County Housing Opportunities Commission, SFMR	5.00	7/1/36	2,140,000	2,087,591
Morgan State University, Academic and Auxiliary Facilities Fees Revenue (Insured; FGIC)	5.00	7/1/20	500,000	535,045
Morgan State University, Academic and Auxiliary				

Facilities Fees Revenue (Insured; FGIC)	5.00	7/1/22	1,000,000	1,050,320
Northeast Waste Disposal Authority, RRR (Hartford County Resource Recovery Facility) (Insured; AMBAC)	5.25	3/15/13	1,400,000	1,480,220
Northeast Waste Disposal Authority, RRR (Hartford County Resource Recovery Facility) (Insured; AMBAC)	5.25	3/15/14	1,220,000	1,284,721
Northeast Waste Disposal Authority, Solid Waste Revenue (Montgomery County Solid Waste Disposal System) (Insured; AMBAC)	5.50	4/1/15	7,000,000	7,611,240
Northeast Waste Disposal Authority, Solid Waste Revenue (Montgomery County Solid Waste Disposal System) (Insured; AMBAC)	5.50	4/1/16	8,000,000	8,643,760
Prince Georges County, Special Obligation Revenue (National Harbor Project)	5.20	7/1/34	4,000,000	3,509,000
Washington Suburban Sanitary District (General Construction)	5.00	6/1/15	5,000,000	5,410,300
Westminster, Educational Facilities Revenue (McDaniel College, Inc. Project)	5.00	11/1/22	1,200,000	1,256,184
U.S. Related--3.7%				
Guam Waterworks Authority, Water and Wastewater System Revenue	6.00	7/1/25	1,000,000	1,023,040
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.13	7/1/30	1,970,000	2,036,547
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/25	1,250,000	1,254,638
Puerto Rico Sales Tax Financing Corporation, Sales Tax Revenue	5.25	8/1/57	3,000,000	3,064,140
Total Long-Term Municipal Investments (cost $192,022,889)				**196,197,988**

Short-Term Municipal Investment--.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland;				
Carroll County, Revenue (Fairhaven and Copper Ridge - Episcopal Ministries to the Aging Inc. Obligated Group Issue) (Insured; Radian Group and Liquidity Facility;				

Branch Banking and Trust Co.) (cost $825,000)	5.00	2/7/08	825,000 [b]	**825,000**
Total Investments (cost $192,847,889)			**99.1%**	**197,022,988**
Cash and Receivables (Net)			**.9%**	**1,859,090**
Net Assets			**100.0%**	**198,882,078**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue

SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Massachusetts Series

January 31, 2008 (Unaudited)

Long-Term Municipal Investments--99.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts--87.5%				
Bellingham				
(Insured; AMBAC)	5.00	3/1/17	1,945,000	2,082,045
Bellingham				
(Insured; AMBAC)	5.00	3/1/18	2,040,000	2,162,665
Bellingham				
(Insured; AMBAC)	5.00	3/1/19	2,140,000	2,268,678
Bellingham				
(Insured; AMBAC)	5.00	3/1/20	2,245,000	2,379,992
Boston	5.75	2/1/10	1,000,000 [a]	1,066,760
Boston	5.75	2/1/10	3,945,000 [a]	4,208,368
Boston,				
Convention Center Loan,				
Special Obligation Bonds				
(Insured; AMBAC)	5.00	5/1/16	1,750,000	1,881,372
Boston Industrial Development				
Financing Authority, Sewage				
Facility Revenue (Harbor				
Electric Energy Company				
Project)	7.38	5/15/15	1,640,000	1,656,466
Boston Water and Sewer Commission,				
Revenue	5.00	11/1/20	2,000,000	2,175,600
Brookline	5.25	4/1/20	3,860,000	4,070,640
Fall River				
(Insured; MBIA)	5.25	6/1/10	1,000,000	1,012,220
Greater Lawrence Sanitation				
District, GO (Insured; MBIA)	5.75	6/15/10	1,425,000 [a]	1,550,799
Holliston				
(Insured; MBIA)	5.25	4/1/20	1,655,000	1,796,403
Holyoke Gas and Electric				
Department, Revenue (Insured;				
MBIA)	5.38	12/1/15	1,245,000	1,371,293
Hopkinton	5.00	9/1/17	1,735,000	1,880,740
Hopkinton	5.00	9/1/18	1,735,000	1,854,455
Hopkinton	5.00	9/1/19	1,735,000	1,854,455
Hopkinton	5.00	9/1/20	1,735,000	1,854,455
Marblehead	5.00	8/15/23	1,835,000	1,951,027
Marblehead	5.00	8/15/24	1,925,000	2,038,748
Massachusetts	5.25	8/1/22	2,650,000	3,022,802
Massachusetts	3.84	11/1/25	5,000,000 [b]	4,485,200
Massachusetts				
(Insured; AMBAC)	6.00	8/1/10	1,500,000	1,632,255
Massachusetts				
(Insured; FSA)	5.25	9/1/23	1,000,000	1,145,760
Massachusetts,				

Consolidated Loan	5.00	3/1/15	60,000 [a]	67,625
Massachusetts, Consolidated Loan (Insured; FSA)	5.13	3/1/12	3,000,000 [a]	3,270,690
Massachusetts, Federal Highway	5.50	12/15/09	1,000,000	1,061,980
Massachusetts, Federal Highway, GAN	5.50	6/15/14	1,000,000	1,035,260
Massachusetts Bay Transportation Authority (General Transportation Systems)	6.20	3/1/16	2,055,000	2,407,597
Massachusetts Bay Transportation Authority (General Transportation Systems)	7.00	3/1/21	1,000,000	1,258,430
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/10	905,000 [a]	967,065
Massachusetts Bay Transportation Authority, Assessment Revenue	5.00	7/1/21	2,400,000	2,598,576
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/30	590,000	613,293
Massachusetts Bay Transportation Authority, Sales Tax Revenue	5.00	7/1/12	1,000,000 [a]	1,097,980
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.00	7/1/21	1,000,000	1,127,430
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue (Insured; MBIA)	5.50	7/1/27	3,000,000	3,507,570
Massachusetts College Building Authority, Project Revenue (Insured; MBIA)	0.00	5/1/26	5,385,000	2,356,530
Massachusetts Development Finance Agency, Higher Education Revenue (Emerson College Issue)	5.00	1/1/22	1,325,000	1,395,053
Massachusetts Development Finance Agency, Revenue (Assumption College Issue) (Insured; Radian)	6.00	3/1/30	1,905,000	1,989,925
Massachusetts Development Finance Agency, Revenue (Landmark School Issue) (Insured; Radian)	5.25	6/1/29	1,100,000	1,084,644
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.75	1/1/10	2,000,000 [a]	2,183,260
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.38	7/1/13	1,000,000 [a]	1,190,150
Massachusetts Development Finance Agency, Revenue (Mount Holyoke College Issue)	5.25	7/1/31	5,000,000	5,248,100

Massachusetts Development Finance Agency, Revenue (Neville Communities Home, Inc. Project) (Collateralized; GNMA)	5.75	6/20/22	600,000	666,294
Massachusetts Development Finance Agency, Revenue (Neville Communities Home, Inc. Project) (Collateralized; GNMA)	6.00	6/20/44	1,500,000	1,632,810
Massachusetts Development Finance Agency, Revenue (Wheelock College Issue)	5.25	10/1/37	2,500,000	2,407,125
Massachusetts Development Finance Agency, RRR (Ogden Haverhill Project)	5.50	12/1/19	1,200,000	1,207,896
Massachusetts Development Finance Agency, RRR (SEMASS System) (Insured; MBIA)	5.63	1/1/14	2,000,000	2,202,580
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000	1,890,680
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	5.70	7/1/11	370,000	372,723
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	5.00	1/1/13	1,440,000	1,481,170
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	5.85	7/1/14	250,000	251,872
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	4.70	1/1/27	10,000,000	9,690,000
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; MBIA)	5.13	12/1/14	420,000	421,449
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	1/1/12	1,070,000 [a]	1,211,507
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.50	1/1/12	310,000 [a]	356,723
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.50	7/1/17	1,175,000	1,286,508
Massachusetts Health and Educational Facilities				

Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	7/1/22	4,030,000	4,290,499
Massachusetts Health and Educational Facilities Authority, Revenue (Community College Program) (Insured; AMBAC)	5.25	10/1/26	2,845,000	2,947,790
Massachusetts Health and Educational Facilities Authority, Revenue (Hallmark Health System Issue) (Insured; FSA)	5.25	7/1/10	2,055,000	2,098,504
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard Pilgrim Health Care Issue) (Insured; FSA)	5.25	7/1/11	1,675,000	1,708,165
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	6.00	7/1/10	2,500,000 [a]	2,738,900
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	5.00	7/15/22	2,945,000	3,109,567
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	5.00	7/15/35	1,030,000	1,075,887
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.25	7/1/33	5,000,000	5,751,000
Massachusetts Health and Educational Facilities Authority, Revenue (Milford-Whitinsville Regional Hospital Issue)	6.50	7/15/12	2,250,000 [a]	2,617,717
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/11	1,290,000 [a]	1,438,969
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	6.00	7/1/11	1,100,000 [a]	1,235,982
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	6.00	7/1/16	1,520,000	1,688,583

Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	6.00	7/1/17	45,000	49,991
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/32	60,000	63,775
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.00	7/1/47	5,000,000	5,006,500
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Insured; MBIA)	5.13	7/1/11	1,000,000	1,012,020
Massachusetts Health and Educational Facilities Authority, Revenue (Springfield College Issue) (Insured; Radian)	5.13	10/15/23	1,100,000	1,129,733
Massachusetts Health and Educational Facilities Authority, Revenue (The Schepens Eye Research Institute, Inc. Issue) (Insured; ACA)	6.50	7/1/28	2,100,000	2,096,325
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue)	5.50	8/15/17	1,700,000	1,996,905
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue)	5.50	8/15/18	1,625,000	1,915,014
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue)	5.25	2/15/30	2,000,000	2,053,840
Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue)	5.25	7/1/25	1,895,000	1,887,420
Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue)	5.00	7/1/33	1,070,000	978,740
Massachusetts Housing Finance Agency, Housing Development Revenue (Insured; MBIA)	5.40	6/1/20	345,000	349,102
Massachusetts Housing Finance				

Agency, Housing Revenue	5.00	12/1/24	1,620,000	1,632,571
Massachusetts Housing Finance Agency, Housing Revenue	5.00	12/1/26	1,250,000	1,254,962
Massachusetts Housing Finance Agency, Housing Revenue	5.00	12/1/28	2,000,000	1,978,180
Massachusetts Housing Finance Agency, Housing Revenue	5.00	6/1/30	2,000,000	2,022,040
Massachusetts Housing Finance Agency, Housing Revenue	5.25	12/1/33	2,000,000	2,004,920
Massachusetts Housing Finance Agency, Housing Revenue	5.10	6/1/37	3,000,000	2,952,660
Massachusetts Housing Finance Agency, Housing Revenue	5.10	12/1/37	2,180,000	2,145,360
Massachusetts Housing Finance Agency, Housing Revenue	5.20	12/1/37	2,000,000	2,004,980
Massachusetts Housing Finance Agency, SFHR	4.75	12/1/30	1,315,000	1,243,911
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.60	12/1/19	2,000,000	2,021,880
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	2,790,000	2,796,919
Massachusetts Municipal Wholesale Electric Company, Power Supply Project Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/14	2,000,000	2,168,940
Massachusetts Water Pollution Abatement Trust (Pool Program)	5.38	8/1/27	3,065,000	3,177,363
Massachusetts Water Resources Authority, General Revenue (Insured; MBIA)	5.20	8/1/11	1,000,000 [a]	1,097,980
Massachusetts Water Resources Authority, General Revenue (Insured; MBIA)	5.25	8/1/21	1,500,000	1,663,125
Massachusetts Water Resources Authority, General Revenue (Insured; MBIA)	5.25	8/1/26	2,000,000	2,162,300
Medford (Insured; AMBAC)	5.00	3/15/19	1,155,000	1,225,132
Narragansett Regional School District, GO (Insured; AMBAC)	6.50	6/1/16	1,205,000	1,318,788
Pittsfield (Insured; MBIA)	5.13	4/15/22	1,500,000	1,613,475
Route 3 North Transportation Improvement Association, LR (Insured; MBIA)	5.75	6/15/10	1,500,000 [a]	1,618,215
Route 3 North Transportation Improvement Association, LR				

(Insured; MBIA)	5.75	6/15/10	1,000,000 a	1,078,810
Sandwich				
(Insured; MBIA)	5.00	7/15/19	1,000,000	1,095,040
Springfield,				
Municipal Purpose Loan				
(Insured; FGIC)	5.00	8/1/11	1,000,000 a	1,093,440
Triton Regional School District,				
GO (Insured; FGIC)	5.25	4/1/19	1,420,000	1,519,996
Triton Regional School District,				
GO (Insured; FGIC)	5.25	4/1/20	1,420,000	1,519,996
Westfield				
(Insured; FGIC)	6.50	5/1/10	1,750,000 a	1,926,208
U.S. Related--11.6%				
Children's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	5.75	7/1/10	2,000,000 a	2,120,760
Children's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	5.75	7/1/10	2,000,000 a	2,120,760
Children's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	5.38	5/15/33	2,000,000	1,943,300
Children's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	5.50	5/15/39	1,245,000	1,231,131
Children's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	0.00	5/15/50	5,000,000	289,150
Puerto Rico Commonwealth,				
Public Improvement	5.25	7/1/16	1,240,000 a	1,437,631
Puerto Rico Commonwealth,				
Public Improvement	5.25	7/1/25	1,500,000	1,513,635
Puerto Rico Commonwealth,				
Public Improvement	5.25	7/1/30	760,000	760,220
Puerto Rico Commonwealth,				
Public Improvement (Insured;				
FSA)	5.25	7/1/14	1,000,000	1,104,910
Puerto Rico Commonwealth,				
Public Improvement (Insured;				
XLCA)	5.25	7/1/17	1,460,000	1,650,910
Puerto Rico Infrastructure				
Financing Authority, Special				
Tax Revenue	5.00	7/1/31	2,000,000	1,974,100
Puerto Rico Infrastructure				
Financing Authority, Special				
Tax Revenue (Insured; AMBAC)	0.00	7/1/35	6,840,000	1,574,021
Puerto Rico Infrastructure				
Financing Authority, Special				
Tax Revenue (Insured; FGIC)	5.50	7/1/19	1,000,000	1,105,900
Puerto Rico Public Buildings				
Authority, Guaranteed				
Government Facilities Revenue	5.75	7/1/22	1,900,000	2,058,308

Puerto Rico Public Buildings Authority, Guaranteed Government Facilities Revenue (Insured; AMBAC)	6.25	7/1/15	1,100,000	1,339,778
Puerto Rico Sales Tax Financing Corporation, Sales Tax Revenue	5.25	8/1/57	3,000,000	3,064,140
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	525,000	542,798
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes (Subordinated Lien/Capital Program)	5.88	10/1/18	500,000	507,320
Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian)	5.13	7/1/11	1,000,000	1,016,430
Total Long-Term Municipal Investments (cost $225,094,346)				**233,877,014**

Short-Term Municipal Investment--.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts;				
Massachusetts Health and Educational Facilities Authority, Revenue (Children's Hospital Issue) (Insured; AMBAC and Liquidity Facility; Bank of America) (cost $1,000,000)	4.00	2/1/08	1,000,000 c	**1,000,000**
Total Investments (cost $226,094,346)			**99.5%**	**234,877,014**
Cash and Receivables (Net)			**.5%**	**1,125,412**
Net Assets			**100.0%**	**236,002,426**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Variable rate security--interest rate subject to periodic change.

c Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company

CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Michigan Series

January 31, 2008 (Unaudited)

Long-Term Municipal Investments--102.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan--100.6%				
Allegan Hospital Finance Authority, HR (Allegan General Hospital)	6.88	11/15/17	4,460,000	4,617,349
Brighton Area Schools, GO - Unlimited Tax (Insured; AMBAC)	0.00	5/1/14	8,000,000	6,406,000
Brighton Area Schools, GO - Unlimited Tax (Insured; AMBAC)	0.00	5/1/20	3,800,000	2,213,690
Detroit, Water Supply System Revenue (Insured; FGIC)	5.75	7/1/11	4,000,000 a	4,456,360
Detroit Community High School, Public School Academy Revenue	5.65	11/1/25	1,200,000	1,122,696
Detroit Community High School, Public School Academy Revenue	5.75	11/1/35	1,215,000	1,097,704
Detroit School District, School Building and Site Improvement Bonds (GO - Unlimited Tax) (Insured; FGIC)	6.00	5/1/20	1,000,000	1,198,800
Detroit School District, School Building and Site Improvement Bonds (GO - Unlimited Tax) (Insured; FGIC)	5.00	5/1/28	3,500,000	3,555,405
Dickinson County Healthcare System, HR (Insured; ACA)	5.50	11/1/13	2,220,000	2,281,294
Dickinson County Healthcare System, HR (Insured; ACA)	5.70	11/1/18	1,800,000	1,837,062
Grand Valley State University, Revenue (Insured; FGIC)	5.25	12/1/10	3,000,000 a	3,237,720
Huron Valley School District, GO - Unlimited Tax (Insured; FGIC)	0.00	5/1/18	6,270,000	4,086,661
Kalamazoo Hospital Finance Authority, HR (Borgess Medical Center) (Insured; FGIC)	6.25	6/1/14	2,000,000	2,379,660
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	2,000,000	2,094,580
Michigan Higher Education Facilities Authority, LOR (Hillsdale College Project)	5.00	3/1/35	1,200,000	1,204,944
Michigan Higher Education Student Loan Authority, Student Loan				

Revenue (Insured; AMBAC)	5.20	9/1/20	1,540,000	1,599,906
Michigan Hospital Finance Authority, HR (Detroit Medical Center)	8.13	8/15/12	75,000	75,082
Michigan Hospital Finance Authority, HR (MidMichigan Obligated Group)	5.00	4/15/36	1,000,000	989,480
Michigan Hospital Finance Authority, Revenue (Trinity Health Credit Group) (Insured; AMBAC)	6.00	12/1/27	3,500,000	3,742,095
Michigan Housing Development Authority, Limited Obligation MFHR (Deaconess Tower Apartments) (Collateralized; GNMA)	5.25	2/20/48	470,000	462,109
Michigan Municipal Bond Authority, Clean Water Revolving Fund Revenue	5.38	10/1/21	10,200,000 b,c	11,193,582
Michigan Strategic Fund, LOR (NSF International Project)	5.13	8/1/19	700,000	732,207
Michigan Strategic Fund, LOR (NSF International Project)	5.25	8/1/26	1,000,000	1,029,800
Michigan Strategic Fund, LOR (The Detroit Edison Company Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	1,250,000	1,268,950
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	2,300,000	2,245,513
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/34	3,000,000	2,978,130
Monroe County Economic Development Corporation, LOR (Detroit Edison Company Project) (Insured; FGIC)	6.95	9/1/22	2,000,000	2,607,740
Oakland County Economic Development Corporation, Development Revenue (Orchard Lake Schools Project)	5.00	9/1/37	1,000,000	986,270
Pontiac Tax Increment Finance Authority, Revenue	6.38	6/1/12	3,170,000 a	3,652,886
Romulus Economic Development Corporation, Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Company)	7.00	11/1/15	3,700,000	4,614,270
Stockbridge Community Schools, School Building and Site Bonds (GO - Unlimited Tax)	5.50	5/1/10	600,000 a	641,640

Sturgis Public School District, School Building and Site Bonds (GO - Unlimited Tax)	5.63	5/1/10	5,085,000 [a]	5,451,730
Summit Academy North, Public School Academy Revenue	5.50	11/1/35	1,500,000	1,319,475
Wayne County Airport Authority, Revenue (Detroit Metropolitan Wayne County Airport) (Insured; MBIA)	5.25	12/1/25	2,500,000	2,539,925
U.S. Related--1.8%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	289,150
Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines, Inc. Project)	6.30	6/1/23	1,410,000	1,311,920
Total Long-Term Municipal Investments (cost $85,171,298)				**91,521,785**

Short-Term Municipal Investment--2.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan;				
Northern Michigan University Board of Control, General Revenue (Insured; FGIC and Liquidity Facility; DEPFA Bank PLC) (cost $1,800,000)	7.00	2/1/08	1,800,000 [d]	**1,800,000**
Total Investments (cost $86,971,298)			**104.4%**	**93,321,785**
Liabilities, Less Cash and Receivables			**(4.4%)**	**(3,975,696)**
Net Assets			**100.0%**	**89,346,089**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, this security amounted to $11,193,582 or 12.5% of net assets.

c Collateral for floating rate borrowings.

d Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation

COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Minnesota Series

January 31, 2008 (Unaudited)

Long-Term Municipal Investments--102.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Andover Economic Development Authority, Public Facility LR (City of Andover Community Center)	5.20	2/1/34	885,000	968,544
Andover Economic Development Authority, Public Facility LR (City of Andover Community Center)	5.20	2/1/34	615,000	673,056
Anoka County, SWDR (United Power Association Project) (Guaranteed; National Rural Utilities Cooperative Finance Corporation)	6.95	12/1/08	635,000	641,826
Blooming Prairie Independent School District Number 756, GO School Building Bonds (Minnesota School District Credit Enhancement Program) (Insured; MBIA)	4.75	1/1/27	3,175,000	3,250,247
Bloomington Independent School District Number 271 (Minnesota School District Credit Enhancement Program) (Insured; FSA)	5.13	2/1/24	2,000,000	2,154,000
Chaska, Electric Revenue	6.00	10/1/10	3,000,000 a	3,269,520
Chaska, Electric Revenue	5.00	10/1/30	1,035,000	1,041,148
Columbia Heights, MFHR (Crest View ONDC 1 Project) (Collateralized; GNMA)	6.63	10/20/12	1,500,000 a	1,825,935
Coon Rapids, Multifamily Rental Housing Revenue (GNMA Collateralized Mortgage Loan - Mississippi View Apartments Project) (Collateralized; FHA)	4.95	10/20/41	2,700,000	2,550,015
Cottage Grove, Senior Housing Revenue (PHS/Cottage Grove, Inc. Project)	5.25	12/1/46	1,500,000	1,285,695
Dakota County Community Development Agency, MFHR (Grande Market Place Project) (Collateralized; GNMA)	5.40	11/20/43	3,000,000	3,007,920

Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.30	12/1/39	972,842	1,026,251
Falcon Heights, LR (Kaleidoscope Charter School Project)	6.00	11/1/27	400,000	399,728
Falcon Heights, LR (Kaleidoscope Charter School Project)	6.00	11/1/37	400,000	388,252
Lake Superior Independent School District Number 381 (Minnesota School District Credit Enhancement Program) (Insured; FSA)	5.00	4/1/20	2,510,000	2,726,588
Lake Superior Independent School District Number 381 (Minnesota School District Credit Enhancement Program) (Insured; FSA)	5.00	4/1/21	2,640,000	2,867,806
Lakeville Independent School District Number 194 (Minnesota School District Credit Enhancement Program) (Insured; FGIC)	5.50	2/1/24	8,700,000	9,628,377
Mahtomedi Independent School District Number 832 (Minnesota School District Credit Enhancement Program) (Insured; MBIA)	0.00	2/1/17	1,275,000	903,720
Minneapolis	0.00	12/1/14	1,825,000	1,465,146
Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation Project)	6.00	4/1/09	230,000 [a]	237,703
Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation Project)	6.50	4/1/09	1,000,000 [a]	1,065,880
Minneapolis, Revenue (Blake School Project)	5.45	9/1/21	2,000,000	2,076,420
Minneapolis, Tax Increment Revenue (Saint Anthony Falls Project)	5.75	2/1/27	1,000,000	959,320
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Facility Revenue (HealthPartners Obligated Group Project)	6.00	12/1/18	1,000,000	1,073,750
Minneapolis and Saint Paul Housing and Redevelopment Authority,				

Health Care Facility Revenue (HealthPartners Obligated Group Project)	6.00	12/1/20	2,290,000	2,437,178
Minnesota, Retirement System Building Revenue	6.00	6/1/30	1,475,000	1,556,848
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	3,850,000 a	4,299,641
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	150,000	157,400
Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project)	6.00	2/1/22	1,130,000	1,203,439
Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project)	6.00	2/1/27	1,750,000	1,843,345
Minnesota Higher Education Facilities Authority, Revenue (Augsburg College)	5.00	5/1/36	1,500,000	1,442,835
Minnesota Higher Education Services Office, Supplemental Student Loan Program Revenue (Insured; MBIA)	5.85	11/1/41	3,000,000 b	3,000,000
Minnesota Housing Finance Agency, Residential Housing Finance Revenue	5.00	1/1/20	3,000,000	3,079,860
Minnesota Housing Finance Agency, Residential Housing Finance Revenue	5.00	1/1/37	940,000	981,557
Minnesota Housing Finance Agency, SFMR	5.80	1/1/19	875,000	894,801
Minnesota Housing Finance Agency, SFMR (Insured; MBIA)	5.45	1/1/22	465,000	500,345
Minnesota Municipal Power Agency, Electric Revenue	5.00	10/1/37	2,000,000	2,025,880
North Oaks, Senior Housing Revenue (Presbyterian Homes of North Oaks, Inc. Project)	6.50	10/1/47	1,350,000	1,381,928
Northern Municipal Power Agency, Electric System Revenue (Insured; FSA)	5.40	1/1/16	10,000,000 c,d	10,471,850
Northfield, HR	6.00	11/1/11	2,000,000 a	2,243,280
Northfield, HR	5.38	11/1/31	2,240,000	2,189,846

Ramsey, LR (Pact Charter School Project)	6.75	12/1/33	1,000,000	1,046,180
Rosemount-Apple Valley-Eagan Independent School District Number 196 (Minnesota School District Credit Enhancement Program) (Insured; MBIA)	0.00	4/1/14	2,960,000	2,394,906
Saint Cloud Housing and Redevelopment Authority, Revenue (State University Foundation Project)	5.13	5/1/18	1,500,000	1,593,090
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	1,500,000	1,507,710
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured; ACA)	5.70	11/1/15	2,000,000	2,027,020
Saint Paul Housing and Redevelopment Authority, MFHR (Wellington Project) (Collateralized; FHLMC)	5.10	2/1/24	2,000,000	2,037,760
Saint Paul Housing and Redevelopment Authority, Parking Revenue (Block 19 Ramp) (Insured; FSA)	5.25	8/1/23	3,395,000	3,579,620
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project)	7.38	8/1/08	2,850,000 a	3,008,774
Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA)	0.00	1/1/25	4,505,000	2,016,033
Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA)	0.00	1/1/26	4,625,000	1,959,890
Todd, Morrison, Cass and Wadena Counties United Hospital District, Health Care Facility Revenue (Lakewood Health System)	5.00	12/1/21	1,000,000	1,029,430
Washington County Housing and Redevelopment Authority, Annual Appropriation Limited Tax and Gross Revenue (Insured; MBIA)	5.50	2/1/32	2,000,000	2,068,400
Washington County Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured;				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
ACA)	5.38	11/15/18	2,215,000	2,218,898
Willmar,				
HR (Rice Memorial Hospital				
Project) (Insured; FSA)	5.00	2/1/32	4,000,000	4,118,440
Winona,				
Health Care Facilities Revenue				
(Winona Health Obligated Group)	5.15	7/1/31	1,500,000	1,467,000
Winona,				
Health Care Facilities Revenue				
(Winona Health Obligated Group)	6.00	7/1/34	2,500,000	2,596,075
Total Long-Term Municipal Investments				
(cost $114,404,597)				**119,866,106**

Short-Term Municipal Investment--.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota Higher Education				
Facilities Authority, Revenue				
(Saint Olaf College) (LOC;				
Bank of Montreal)				
(cost $835,000)	2.15	2/1/08	835,000 e	**835,000**
Total Investments (cost $115,239,597)			103.0%	120,701,106
Liabilities, Less Cash and Receivables			(3.0%)	(3,473,115)
Net Assets			100.0%	117,227,991

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Variable rate security--interest rate subject to periodic change.

c   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, this security amounted to $10,471,850 or 8.9% of net assets.

d   Collateral for floating rate borrowings.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation

FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, North Carolina Series

January 31, 2008 (Unaudited)

Long-Term Municipal Investments--99.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina--84.6%				
Appalachian State University,				
Housing and Student Center				
System Revenue (Insured; FSA)	5.60	7/15/10	1,000,000 [a]	1,087,840
Cabarrus County,				
COP (Installment Financing				
Contract)	5.50	4/1/14	2,000,000	2,176,100
Cary	5.00	3/1/19	1,500,000	1,607,910
Charlotte	5.00	7/1/21	1,525,000	1,613,328
Charlotte	5.00	7/1/22	2,110,000	2,226,915
Charlotte,				
Airport Revenue (Insured; MBIA)	5.75	7/1/09	1,500,000 [a]	1,591,545
Charlotte,				
Storm Water Fee Revenue	6.00	6/1/10	2,000,000 [a]	2,186,300
Charlotte,				
Storm Water Fee Revenue	5.25	6/1/20	1,000,000	1,092,070
Charlotte,				
Water and Sewer System Revenue	4.63	7/1/36	1,000,000	1,002,730
Durham,				
Water and Sewer Utility System				
Revenue	5.25	6/1/21	1,620,000	1,886,215
Durham County,				
GO Public Improvement	5.00	6/1/18	1,000,000	1,119,680
Iredell County,				
COP (Iredell County School				
Projects) (Insured; AMBAC)	5.00	6/1/26	1,000,000	1,034,720
Johnston County,				
GO (Insured; MBIA)	4.50	2/1/25	1,250,000	1,270,587
New Hanover County,				
GO, Public Improvement Bonds	5.75	11/1/10	1,700,000 [a]	1,886,422
North Carolina Capital Facilities				
Financing Agency, Revenue				
(Duke University Project)	5.13	10/1/12	1,000,000 [a]	1,108,400
North Carolina Eastern Municipal				
Power Agency, Power System				
Revenue (Insured; ACA)	6.00	1/1/22	1,000,000	1,141,020
North Carolina Eastern Municipal				
Power Agency, Power System				
Revenue (Insured; ACA)	6.75	1/1/26	3,000,000	3,167,310
North Carolina Housing Finance				
Agency, Single Family Revenue	6.50	9/1/26	855,000	880,718
North Carolina Medical Care				
Commission, Health Care				
Facilities First Mortgage				
Revenue (DePaul Community				

Facilities Project)	7.63	11/1/09	2,110,000 a	2,328,723
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (Pennybyrn at Maryfield Project)	6.13	10/1/35	1,000,000	950,800
North Carolina Medical Care Commission, Health Care Facilities Revenue (Cleveland County HealthCare System Project) (Insured; AMBAC)	5.25	7/1/19	1,135,000	1,206,301
North Carolina Medical Care Commission, HR (NorthEast Medical Center Project) (Insured; AMBAC)	5.50	11/1/10	1,000,000 a	1,092,810
North Carolina Medical Care Commission, HR (NorthEast Medical Center Project) (Insured; AMBAC)	5.50	11/1/10	2,000,000 a	2,185,620
North Carolina Medical Care Commission, HR (Southeastern Regional Medical Center)	6.25	6/1/29	2,000,000	2,071,900
North Carolina Medical Care Commission, HR (Wilson Memorial Hospital Project) (Insured; AMBAC)	0.00	11/1/16	3,055,000	2,181,117
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (Cypress Glen Retirement Community)	6.00	10/1/33	1,000,000	988,290
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (Givens Estates Project)	6.50	7/1/13	1,000,000 a	1,193,610
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (United Church Homes and Services)	5.25	9/1/21	1,000,000	932,700
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.63	8/15/30	3,250,000	3,289,748
Orange County, COP (Orange County Public Improvement Projects) (Insured; AMBAC)	4.50	4/1/25	500,000	494,080
Orange County, COP (Orange County Public Improvement Projects)				

(Insured; AMBAC)	4.50	4/1/26	500,000	490,540
Orange Water and Sewer Authority,				
Water and Sewer System Revenue	5.00	7/1/31	1,000,000	1,048,600
Sampson County,				
COP (Insured; FSA)	4.75	6/1/31	1,000,000	1,016,920
University of North Carolina,				
University Revenue (Chapel				
Hill University)	5.00	6/1/11	1,700,000 [a]	1,838,567
Wilkes County,				
COP (Insured; MBIA)	4.50	6/1/26	1,000,000	964,940
Winston Salem,				
COP	4.75	6/1/31	1,000,000	1,003,010
U.S. Related--14.4%				
Children's Trust Fund of Puerto				
Rico, Tobacco Settlement				
Asset-Backed Bonds	0.00	5/15/50	5,000,000	289,150
Guam Waterworks Authority,				
Water and Wastewater System				
Revenue	5.88	7/1/35	1,000,000	993,200
Puerto Rico Commonwealth,				
Public Improvement	5.25	7/1/16	605,000 [a]	701,425
Puerto Rico Commonwealth,				
Public Improvement	5.25	7/1/30	395,000	395,115
Puerto Rico Commonwealth,				
Public Improvement (Insured;				
FGIC)	5.50	7/1/29	1,315,000	1,410,679
Puerto Rico Electric Power				
Authority, Power Revenue				
(Insured; FGIC)	5.00	7/1/15	1,000,000 [a]	1,135,280
Puerto Rico Public Finance				
Corporation (Commonwealth				
Appropriation Bonds) (Insured;				
MBIA)	5.38	8/1/11	3,000,000 [a]	3,277,320
Virgin Islands Public Finance				
Authority, Revenue, Virgin				
Islands Matching Fund Loan				
Notes (Subordinated				
Lien/Capital Program)	5.88	10/1/18	850,000	862,444
Total Long-Term Municipal Investments (cost $59,255,491)				**62,422,699**

Short-Term Municipal Investment--.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina;				
Board of Governors of the				
University of North Carolina,				
University of North Carolina				
Hospitals at Chapel Hill				
Revenue (Liquidity Facility;				
Landesbank Hessen-Thuringen				
Girozentrale)				
(cost $100,000)	2.05	2/1/08	100,000 [b]	**100,000**
Total Investments (cost $59,355,491)			**99.2%**	**62,522,699**

Cash and Receivables (Net)	.8%	507,724
Net Assets	100.0%	63,030,423

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue

SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Ohio Series

January 31, 2008 (Unaudited)

Long-Term Municipal Investments--101.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio--93.6%				
Adena Local School District,				
GO School Improvement Bonds	5.50	12/1/21	1,085,000	1,213,128
Akron	6.00	12/1/12	1,380,000	1,588,849
Akron				
(Insured; MBIA)	5.50	12/1/20	1,460,000	1,582,640
Blue Ash,				
Tax Increment Financing				
Revenue (Duke Realty Ohio				
Project)	5.00	12/1/16	1,000,000	1,057,640
Blue Ash,				
Tax Increment Financing				
Revenue (Duke Realty Ohio				
Project)	5.00	12/1/21	730,000	743,782
Blue Ash,				
Tax Increment Financing				
Revenue (Duke Realty Ohio				
Project)	5.00	12/1/25	500,000	496,760
Blue Ash,				
Tax Increment Financing				
Revenue (Duke Realty Ohio				
Project)	5.00	12/1/30	600,000	576,666
Blue Ash,				
Tax Increment Financing				
Revenue (Duke Realty Ohio				
Project)	5.00	12/1/35	1,000,000	946,100
Brunswick City School District,				
GO School Improvement Bonds				
(Insured; AMBAC)	5.00	12/1/23	2,000,000	2,059,600
Buckeye Tobacco Settlement				
Financing Authority, Tobacco				
Settlement Asset-Backed Bonds	5.88	6/1/47	5,000,000	4,828,850
Cincinnati,				
Water System Revenue	5.00	6/1/11	1,000,000 a	1,080,850
Cincinnati,				
Water System Revenue	5.00	12/1/32	4,000,000	4,188,040
Cincinnati City School District,				
COP (City School District of				
the City of Cincinnati School				
Improvement Project) (Insured;				
FSA)	5.00	12/15/32	3,000,000	3,120,810
Cincinnati City School District,				
GO School Improvement Bonds				
(Insured; MBIA)	5.38	12/1/11	6,560,000 a	7,248,866
Cincinnati State Technical and				

Community College, General Receipts Bonds (Insured; AMBAC)	5.25	10/1/22	2,825,000	3,011,167
Clermont County,				
Hospital Facilities Revenue (Mercy Health System) (Insured; AMBAC)	5.63	9/1/16	4,250,000	4,344,903
Cleveland,				
Waterworks Revenue (Insured; MBIA)	5.50	1/1/21	8,000,000	9,214,160
Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights - Public Parking Garage Project)	7.00	12/1/18	2,345,000	2,525,307
Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights - Public Parking Garage Project)	7.35	12/1/31	3,655,000	3,909,571
Cuyahoga County,				
Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	6,250,000	6,759,750
Fairfield City School District,				
GO School Improvement Bonds (Insured; FGIC)	5.38	12/1/19	1,860,000	2,005,805
Fairfield City School District,				
GO School Improvement Bonds (Insured; FGIC)	5.38	12/1/20	1,400,000	1,509,746
Franklin County,				
HR (Holy Cross Health System Corporation)	5.80	6/1/16	260,000	261,537
Franklin County,				
Multifamily Housing Mortgage Revenue (Agler Green Project) (Collateralized; GNMA)	5.80	5/20/44	1,200,000	1,222,356
Hamilton County,				
EDR (King Highland Community Urban Redevelopment Corporation - University of Cincinnati, Lessee, Project) (Insured; MBIA)	5.00	6/1/33	2,000,000	2,070,840
Hamilton County,				
Sales Tax Revenue (Insured; AMBAC)	0.00	12/1/27	17,940,000	6,710,636
Hamilton County,				
Sewer System Revenue (Insured; MBIA)	5.25	12/1/11	1,000,000 a	1,100,470
Highland Local School District,				
GO School Improvement Bonds (Insured; FSA)	5.75	12/1/11	2,020,000 a	2,259,653

Hilliard City School District, GO School Improvement Bonds (Insured; FGIC)	0.00	12/1/13	1,655,000	1,354,071
Hilliard City School District, GO School Improvement Bonds (Insured; FGIC)	0.00	12/1/14	1,655,000	1,293,432
Huron County, Hospital Facilities Improvement Revenue (Fisher-Titus Medical Center)	5.25	12/1/37	2,000,000	2,015,260
Lebanon City School District, GO (School Facilities Construction and Improvement) (Insured; FSA)	5.50	12/1/11	4,050,000 a	4,493,718
Mason City School District, GO Unlimited Tax Bonds (Insured; FSA)	5.25	12/1/31	5,000,000	5,715,800
Massillon City School District, GO (Various Purpose Improvement) (Insured; MBIA)	5.00	12/1/25	1,150,000	1,199,404
Milford Exempt Village School District, GO School Improvement Bonds (Insured; FSA)	6.00	12/1/11	1,910,000 a	2,153,964
New Albany Community Authority, Community Facilities Revenue (Insured; AMBAC)	5.20	10/1/24	2,000,000	2,103,080
North Royalton City School District, GO School Improvement Bonds (Insured; MBIA)	6.10	12/1/09	2,500,000 a	2,726,250
Ohio (Insured; FSA)	5.00	3/15/20	15,520,000 b,c	16,689,122
Ohio, PCR (Standard Oil Company Project) (Guaranteed; British Petroleum Company PLC)	6.75	12/1/15	2,700,000	3,284,118
Ohio, SWDR (USG Corporation Project)	5.60	8/1/32	3,000,000	2,790,750
Ohio Higher Educational Facility Commission, Higher Educational Facility Revenue (Xavier University Project) (Insured; FGIC)	5.00	5/1/23	2,250,000	2,339,797
Ohio State University, General Receipts Bonds	5.25	6/1/23	2,625,000	2,820,169
Ohio Turnpike Commission, Turnpike Revenue, Highway Improvements	5.50	2/15/26	7,700,000	8,101,555
Pickerington Local School District, GO (School Facilities Construction and				

Improvement) (Insured; FGIC)	5.25	12/1/11	6,000,000 [a]	6,598,200
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project)	6.30	2/15/24	2,250,000	2,320,673
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project)	6.40	2/15/34	2,500,000	2,547,800
Port of Greater Cincinnati Development Authority, Tax Increment Development Revenue (Fairfax Village Red Bank Infrastructure Project)	5.50	2/1/25	2,145,000	2,052,593
Strongsville, Library Improvement (Insured; FGIC)	5.50	12/1/20	1,700,000	1,842,800
Summit County (Insured; FGIC)	6.50	12/1/10	2,000,000 [a]	2,245,340
Summit County Port Authority, Development Revenue (Bond Fund Program-Twinsburg Township Project)	5.13	5/15/25	660,000	631,844
Summit County Port Authority, Revenue (Civic Theatre Project) (Insured; AMBAC)	5.50	12/1/26	1,000,000	1,056,770
Toledo-Lucas County Port Authority, Development Revenue (Northwest Ohio Bond Fund - Midwest Terminals Project)	6.00	11/15/27	1,800,000	1,808,406
Toledo-Lucas County Port Authority, Development Revenue (Northwest Ohio Bond Fund - Toledo Express Airport Project)	6.38	11/15/32	2,425,000	2,497,968
Toledo-Lucas County Port Authority, Special Assessment Revenue (Town Square at Levis Commons Special Assessment Project)	5.40	11/1/36	1,165,000	1,139,114
University of Cincinnati, General Receipts Bonds (Insured; FGIC)	5.75	6/1/11	2,165,000 [a]	2,411,637
University of Cincinnati, General Receipts Bonds (Insured; FGIC)	5.75	6/1/11	1,500,000 [a]	1,670,880
University of Cincinnati, General Receipts Bonds (Insured; MBIA)	5.00	6/1/21	3,040,000	3,139,043
Warren, Waterworks Revenue (Insured;				

FGIC)	5.50	11/1/15	1,450,000	1,601,032
West Muskingum Local School District, GO (School Facilities Construction and Improvement) (Insured; FGIC)	5.00	12/1/30	2,945,000	3,015,091
Youngstown, GO Pension Bonds (Insured; AMBAC)	5.38	12/1/10	2,195,000 [a]	2,396,962
Youngstown, GO Pension Bonds (Insured; AMBAC)	6.00	12/1/10	2,370,000 [a]	2,628,425
U.S. Related--8.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	12,500,000	722,875
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	993,200
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; FSA)	5.50	7/1/31	5,000,000	5,699,300
Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines, Inc. Project)	6.25	6/1/26	1,935,000	1,770,351
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	3,000,000	3,224,670
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes	6.00	10/1/22	3,000,000	3,040,620
Total Long-Term Municipal Investments (cost $184,238,883)				**193,774,566**

Short-Term Municipal Investments--1.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio;				
Trumbull County, Health Care Facilities Revenue and Improvement, Refunding (Shepherd of the Valley Lutheran Retirement Services, Inc. Obligated Group) (Insured; Radian Group and Liquidity Facility; M&T Bank)	5.40	2/1/08	200,000 [d]	200,000
University of Toledo, General Receipts (Insured; FGIC and Liquidity Facility; U.S. Bank NA)	7.00	2/1/08	2,410,000 [d]	2,410,000
Total Short-Term Municipal Investments (cost $2,610,000)				**2,610,000**

Total Investments (cost $186,848,883)		103.1%	196,384,566
Liabilities, Less Cash and Receivables		(3.1%)	(5,979,428)
Net Assets		100.0%	190,405,138

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, this security amounted to $16,689,122 or 8.8% of net assets.

c   Collateral for floating rate borrowings.

d   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue

SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series

January 31, 2008 (Unaudited)

Long-Term Municipal Investments--98.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania--96.4%				
Allegheny County Hospital Development Authority, HR (South Hills Health System)	5.13	5/1/29	1,100,000	1,080,354
Allegheny County Sanitary Authority, Sewer Revenue (Insured; MBIA)	5.00	12/1/19	1,900,000	2,028,896
Armstrong School District, GO (Insured; XLCA)	5.00	3/15/22	1,465,000	1,523,703
Bethlehem Area Vocational Technical School Authority, LR (Insured; MBIA)	5.00	9/1/19	895,000	919,308
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	5.90	1/1/27	250,000	246,512
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	6.25	1/1/35	1,500,000	1,496,025
Bucks County Water and Sewer Authority, Collection Sewer System Revenue (Insured; AMBAC)	5.00	12/1/11	1,480,000 a	1,618,084
Bucks County Water and Sewer Authority, Collection Sewer System Revenue (Insured; AMBAC)	5.38	12/1/11	1,340,000 a	1,483,300
Bucks County Water and Sewer Authority, Water System Revenue (Insured; AMBAC)	5.38	6/1/12	1,230,000 a	1,369,937
Bucks County Water and Sewer Authority, Water System Revenue (Insured; AMBAC)	5.38	6/1/18	25,000	27,072
Butler Area Sewer Authority, Sewer Revenue (Insured; FGIC)	0.00	1/1/10	600,000	571,068
Butler County Industrial Development Authority, Health Care Facilities Revenue (Saint John Lutheran Care Center Project) (Collateralized; GNMA)	5.80	4/20/29	5,925,000	6,229,012
Butler County Industrial Development Authority, MFHR (Greenview Gardens Apartments)	6.00	7/1/23	475,000	493,525
Butler County Industrial Development Authority, MFHR (Greenview Gardens Apartments)	6.25	7/1/33	880,000	909,700

Charleroi Area School Authority, School Revenue (Insured; FGIC)	0.00	10/1/20	2,000,000	1,131,200
Chester County Industrial Development Authority, Revenue (Avon Grove Charter School Project)	6.38	12/15/37	1,600,000	1,588,224
Coatesville Area School District, GO (Insured; FSA)	5.25	8/15/17	1,000,000	1,119,140
Council Rock School District, GO (Insured; MBIA)	5.00	11/15/11	1,400,000 a	1,529,164
Cumberland County Municipal Authority, College Revenue (Messiah College) (Insured; AMBAC)	5.13	10/1/15	50,000	50,097
Dauphin County General Authority, Office and Parking Revenue (Riverfront Office Center Project)	6.00	1/1/25	3,000,000	2,698,740
Delaware County	5.13	10/1/17	1,000,000	1,040,550
Delaware County Industrial Development Authority, Water Facilities Revenue (Aqua Pennsylvania Inc. Project) (Insured; FGIC)	5.00	11/1/37	5,165,000	5,125,075
Harrisburg Authority, University Revenue (The Harrisburg University of Science and Technology Project)	5.40	9/1/16	2,000,000	2,044,680
Harrisburg Authority, University Revenue (The Harrisburg University of Science and Technology Project)	6.00	9/1/36	1,000,000	996,550
Harrisburg Parking Authority, Parking Revenue (Insured; FSA)	5.75	5/15/12	640,000 a	721,843
Harrisburg Redevelopment Authority, Guaranteed Revenue (Insured; FSA)	0.00	11/1/16	2,000,000	1,445,180
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	5/1/18	2,750,000	1,810,490
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/18	2,750,000	1,773,942
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/19	2,750,000	1,669,937
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	5/1/20	2,750,000	1,603,910
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/20	2,500,000	1,421,525

Lancaster Parking Authority, Guaranteed Parking Revenue (Insured; AMBAC)	5.00	12/1/32	1,000,000	1,024,530
Lehigh County General Purpose Authority, Revenue (Good Shepherd Group) (Insured; Assured Guaranty)	5.00	11/1/37	3,000,000	3,049,560
McKeesport Area School District, GO (Insured; AMBAC)	0.00	10/1/21	540,000	290,039
McKeesport Area School District, GO (Insured; AMBAC)	0.00	10/1/21	2,915,000	1,649,511
McKeesport Area School District, GO (Insured; FGIC)	0.00	10/1/09	1,070,000	1,027,692
Monroe County Hospital Authority, HR (Pocono Medical Center) (Insured; Radian)	5.50	1/1/12	1,095,000	1,161,992
Monroe County Hospital Authority, HR (Pocono Medical Center) (Insured; Radian)	5.50	1/1/22	1,455,000	1,501,385
Monroeville Municipal Authority, Sanitary Sewer Revenue (Insured; MBIA)	5.25	12/1/15	1,035,000	1,133,739
Monroeville Municipal Authority, Sanitary Sewer Revenue (Insured; MBIA)	5.25	12/1/16	50,000	54,770
Montgomery County Industrial Development Authority, Revenue (Haverford School Project) (Insured; AMBAC)	4.00	3/15/23	500,000	471,245
Montour School District, GO (Insured; FSA)	5.00	4/1/32	3,000,000	3,135,540
Neshaminy School District, GO (Insured; MBIA)	5.00	4/15/16	1,250,000	1,367,425
Norristown (Insured; Radian)	0.00	12/15/11	1,465,000	1,292,584
Norristown (Insured; Radian)	0.00	12/15/13	735,000	590,661
North Allegheny School District, GO (Insured; FGIC)	5.00	5/1/15	1,625,000	1,775,117
North Allegheny School District, GO (Insured; FGIC)	5.05	11/1/21	1,455,000	1,546,956
North Schuylkill School District, GO (Insured; FGIC)	5.00	11/15/28	635,000	648,208
Northampton County General Purpose Authority, County Agreement Revenue (Insured; FSA)	5.13	10/1/20	2,225,000	2,407,695
Northampton County Industrial Development Authority, Mortgage Revenue (Moravian Hall Square Project) (Insured; Radian)	5.00	7/1/17	1,890,000	1,949,686
Pennsylvania Finance Authority,				

Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	5.45	12/1/10	445,000 a	483,323
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	5.25	12/1/13	1,105,000	1,114,337
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	5.45	12/1/19	2,170,000	2,302,652
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/22	1,200,000	592,044
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/23	3,790,000	1,755,566
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/24	3,790,000	1,655,889
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/25	3,790,000	1,560,040
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.25	12/15/14	1,600,000	1,615,104
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.00	6/15/19	560,000	588,571
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.00	6/15/20	1,915,000	2,012,703
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/13	1,995,000	2,152,904
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/14	1,580,000	1,689,731
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/22	5,000,000	5,385,800
Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue (Insured; FSA)	5.00	12/1/25	2,485,000	2,558,680
Pennsylvania Housing Finance Agency, SFMR	5.00	4/1/16	2,000,000	2,085,500
Pennsylvania Housing Finance Agency, SFMR	5.10	10/1/20	5,000,000	5,094,550
Pennsylvania Housing Finance Agency, SFMR	4.70	10/1/25	965,000	941,522
Pennsylvania Housing Finance				

Agency, SFMR	4.88	10/1/31	3,000,000	2,877,780
Pennsylvania Housing Finance Agency, SFMR	4.70	10/1/37	2,210,000	2,049,665
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program) (Insured; FGIC)	5.25	6/15/15	1,000,000	1,033,970
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program) (Insured; FGIC)	5.25	6/15/16	1,200,000	1,240,764
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC)	5.00	12/1/08	350,000 a	361,963
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC)	5.00	12/1/23	75,000	76,579
Pennsylvania Turnpike Commission, Oil Franchise Tax Senior Revenue (Insured; AMBAC)	5.25	12/1/18	4,325,000	4,440,175
Pennsylvania Turnpike Commission, Oil Franchise Tax Senior Revenue (Insured; AMBAC)	5.25	12/1/18	690,000	708,140
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; AMBAC)	5.00	12/1/22	1,815,000	1,932,521
Philadelphia (Insured; XLCA)	5.25	2/15/14	2,000,000	2,157,780
Philadelphia, Airport Revenue (Insured; MBIA)	5.00	6/15/25	510,000	512,468
Philadelphia, Gas Works Revenue (Insured; FSA)	5.50	7/1/15	1,550,000	1,627,469
Philadelphia, Gas Works Revenue (Insured; FSA)	5.25	8/1/22	2,000,000	2,125,880
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	4.50	11/1/23	1,570,000	1,562,543
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	4.50	11/1/24	1,000,000	980,330
Philadelphia, Water and Wastewater Revenue (Insured; MBIA)	5.60	8/1/18	800,000	901,192
Philadelphia Authority for Industrial Development, LR (Insured; FSA)	5.50	10/1/11	2,870,000 a	3,200,796
Philadelphia Authority for Industrial Development,				

Revenue (Independence Charter School Project)	5.50	9/15/37	1,700,000	1,592,815
Philadelphia Authority for Industrial Development, Revenue (Russell Byers Charter School Project)	5.15	5/1/27	1,230,000	1,139,374
Philadelphia Authority for Industrial Development, Revenue (Russell Byers Charter School Project)	5.25	5/1/37	1,715,000	1,548,285
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	4,500,000	4,571,235
Philadelphia Hospitals and Higher Education Facilities Authority, HR (Temple University Hospital)	6.50	11/15/08	485,000	495,525
Philadelphia Housing Authority, Capital Fund Program Revenue (Insured; FSA)	5.00	12/1/21	1,685,000	1,777,995
Philadelphia Municipal Authority, LR (Insured; FSA)	5.25	11/15/15	2,115,000	2,345,197
Philadelphia Redevelopment Authority, Revenue (Philadelphia Neighborhood Transformation Initiative) (Insured; FGIC)	5.50	4/15/18	3,600,000	3,901,824
Philadelphia Redevelopment Authority, Revenue (Philadelphia Neighborhood Transformation Initiative) (Insured; FGIC)	5.00	4/15/30	3,480,000	3,489,118
Pittsburgh Urban Redevelopment Authority, MFHR (West Park Court Project) (Collateralized; GNMA)	4.90	11/20/47	1,285,000	1,195,808
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	5.75	12/1/11	3,585,000 a	4,027,497
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	5.85	12/1/11	3,000,000 a	3,381,180
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/11	750,000 a	856,170
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/11	1,330,000 a	1,518,275
Sayre Health Care Facilities Authority, Revenue (Guthrie				

Health Issue)	6.25	12/1/13	470,000	517,498
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/14	250,000	273,573
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	5.75	12/1/21	1,165,000	1,225,324
Schuylkill County Industrial Development Authority, Revenue (Charity Obligation Group)	5.00	11/1/14	1,495,000	1,536,157
Scranton School District, GO (Insured; MBIA)	5.00	4/1/18	1,390,000	1,434,563
Scranton School District, GO (Insured; MBIA)	5.00	4/1/19	2,710,000	2,786,449
Scranton School District, GO (Insured; FSA)	5.00	7/15/32	2,180,000	2,274,656
South Side Area School District, GO (Insured; FGIC)	5.25	6/1/10	2,080,000 a	2,220,275
Spring-Ford Area School District, GO (Insured; FSA)	5.00	4/1/21	1,015,000	1,083,046
State Public School Building Authority, Revenue (Central Montgomery County Area Vocational Technical School) (Insured; FGIC)	5.25	5/15/17	1,055,000	1,167,452
State Public School Building Authority, Revenue (Central Montgomery County Area Vocational Technical School) (Insured; FGIC)	5.25	5/15/18	1,110,000	1,205,682
State Public School Building Authority, School Revenue (Marple Newtown School District Project) (Insured; MBIA)	5.00	9/1/11	3,680,000 a	4,000,234
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/21	1,000,000	1,045,860
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/25	3,610,000	3,716,784
State Public School Building Authority, School Revenue (Tuscarora School District Project) (Insured; FSA)	5.00	4/1/13	750,000 a	832,260
State Public School Building Authority, School Revenue (York School District Project)				

(Insured; FSA)	5.00	5/1/18	545,000	587,526
University Area Joint Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/17	1,660,000	1,780,317
University Area Joint Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/18	2,010,000	2,126,218
Upper Merion Area School District, GO	5.25	2/15/13	285,000 [a]	318,992
Warwick School District, GO (Insured; FSA)	5.00	2/1/27	1,150,000	1,195,563
Washington County Industrial Development Authority, PCR (West Penn Power Company Mitchell Station Project) (Insured; AMBAC)	6.05	4/1/14	3,000,000	3,008,790
Wayne Memorial Hospital and Health Facilities Authority, County Guaranteed HR (Wayne Memorial Hospital Project) (Insured; MBIA)	5.25	7/1/16	2,135,000	2,291,133
West Mifflin Area School District, GO (Insured; FSA)	5.00	10/1/22	710,000	762,164
West Mifflin Sanitary Sewer Municipal Authority, Sewer Revenue (Insured; MBIA)	4.90	8/1/13	880,000	889,196
Westmoreland County (Insured; FGIC)	0.00	12/1/08	1,590,000	1,558,232
Wilson Area School District, GO (Insured; FGIC)	5.13	3/15/16	1,300,000	1,411,865
U.S. Related--1.6%				
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	320,000	331,302
Guam Waterworks Authority, Water and Wastewater System Revenue	6.00	7/1/25	1,000,000	1,023,040
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/16	540,000 [a]	626,065
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/23	1,000,000	1,017,300
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	460,000	460,133
Total Long-Term Municipal Investments (cost $203,024,464)				**211,771,956**

Short-Term Municipal Investments--2.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania;				
Delaware County Authority, Revenue (White Horse Village Project) (LOC; Citizens Bank of Pennsylvania)	1.95	2/1/08	1,515,000 [b]	1,515,000
Geisinger Authority, Health System Revenue				

(Geisinger Health System) (Liquidity Facility; Wachovia Bank)	1.97	2/1/08	1,000,000 b	1,000,000
Pennsylvania Intergovernmental Cooperation Authority, Special Tax Revenue, Refunding (City of Philadelphia Funding Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	7.75	2/7/08	2,500,000 b	2,500,000
Total Short-Term Municipal Investments (cost $5,015,000)				**5,015,000**
Total Investments (cost $208,039,464)			**100.3%**	**216,786,956**
Liabilities, Less Cash and Receivables			**(.3%)**	**(682,292)**
Net Assets			**100.0%**	**216,104,664**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue

LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier State Municipal Bond Fund, Virginia Series

January 31, 2008 (Unaudited)

Long-Term Municipal Investments--102.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia--79.4%				
Albemarle County Industrial Development Authority, HR (Martha Jefferson Hospital)	5.25	10/1/15	1,445,000	1,552,190
Alexandria, Consolidated Public Improvement	5.50	6/15/10	2,625,000 [a]	2,843,584
Alexandria, GO	5.00	6/15/21	1,000,000	1,137,250
Amherst Industrial Development Authority, Educational Facilities Revenue (Sweet Briar College)	5.00	9/1/26	1,000,000	993,380
Bristol, Utility System Revenue (Insured; MBIA)	5.25	7/15/20	2,185,000	2,376,187
Chesapeake, Chesapeake Expressway Toll Road Revenue	5.63	7/15/19	1,200,000	1,239,192
Chesapeake, GO Public Improvement	5.50	12/1/17	1,750,000	1,927,432
Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC)	5.25	10/1/28	1,500,000	1,679,220
Dulles Town Center Community Development Authority, Special Assessment Tax (Dulles Town Center Project)	6.25	3/1/26	2,950,000	2,971,800
Fairfax County Water Authority, Water Revenue	5.50	4/1/10	1,655,000 [a]	1,782,187
Fairfax County Water Authority, Water Revenue	5.50	4/1/10	1,830,000 [a]	1,970,636
Harrisonburg Industrial Development Authority, Hospital Facilities Revenue (Rockingham Memorial Hospital) (Insured; AMBAC)	4.25	8/15/26	1,000,000	955,440
James City County Economic Development Authority, Residential Care Facility First Mortgage Revenue (Williamsburg Landing, Inc.)	5.50	9/1/34	750,000	717,698
Loudoun County Sanitation Authority, Water and Sewer Revenue	5.00	1/1/33	2,000,000	2,079,880

Newport News,
    GO General Improvement Bonds
    and GO Water Bonds
	5.25	7/1/22	1,000,000	1,151,950

Peninsula Ports Authority of
    Virginia, Residential Care
    Facility Revenue (Virginia
    Baptist Homes)
	5.40	12/1/33	500,000	446,645

Pittsylvania County Industrial
    Development Authority, Exempt
    Facility Revenue (Multitrade
    of Pittsylvania County, L.P.
    Project)
	7.65	1/1/10	500,000	529,305

Prince William County,
    COP (Prince William County
    Facilities) (Insured; AMBAC)
	4.50	9/1/25	1,400,000	1,386,196

Prince William County Industrial
    Development Authority,
    Educational Facilities Revenue
    (Catholic Diocese of Arlington)
	5.50	10/1/33	1,000,000	1,033,130

Richmond Metropolitan Authority,
    Expressway Revenue (Insured;
    FGIC)
	5.25	7/15/17	3,100,000	3,457,864

Roanoke Industrial Development
    Authority, HR (Carilion Health
    System) (Insured; MBIA)
	5.50	7/1/21	2,500,000	2,624,025

Spotsylvania County Industrial
    Development Authority, Public
    Facility Revenue (Spotsylvania
    School Facilities Project)
    (Insured; AMBAC)
	5.00	2/1/30	1,500,000	1,542,630

Tobacco Settlement Financing
    Corporation of Virginia,
    Tobacco Settlement
    Asset-Backed Bonds
	5.63	6/1/15	1,000,000 [a]	1,167,090

Upper Occoquan Sewage Authority,
    Regional Sewerage System
    Revenue (Insured; FSA)
	5.00	7/1/24	1,000,000	1,063,660

Virginia College Building
    Authority, Educational
    Facilities Revenue (Regent
    University Project)
	5.00	6/1/36	1,000,000	936,040

Virginia Housing Development
    Authority, Commonwealth
    Mortgage Revenue
	4.75	7/1/22	1,000,000	1,000,840

Virginia Housing Development
    Authority, Commonwealth
    Mortgage Revenue
	5.10	10/1/35	1,000,000	987,510

Virginia Housing Development Authority, Multi-Family Housing	5.95	5/1/16	710,000	728,978

Virginia Public Building
    Authority, Public Facilities
    Revenue
	5.75	8/1/10	2,700,000 [a]	2,924,910

Virginia Resource Authority, Clean Water Revenue (State Revolving Fund)	5.38	10/1/10	1,535,000 [a]	1,655,743
Western Virginia Regional Jail Authority, Regional Jail Facility Revenue (Insured; MBIA)	5.00	6/1/21	1,000,000	1,085,400
U.S. Related--23.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	1,500,000 [a]	1,599,225
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	289,150
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	993,200
Puerto Rico Commonwealth (Insured; MBIA)	5.50	7/1/12	5,900,000 [b,c]	6,390,113
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/12	50,000	54,154
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.50	10/1/10	3,000,000 [a]	3,351,780
Virgin Islands Water and Power Authority, Electric System Subordinated Revenue	5.00	7/1/31	1,300,000	1,266,694
Total Long-Term Municipal Investments (cost $59,247,704)				**61,892,308**

Short-Term Municipal Investments--1.7%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Virginia;				
Peninsula Ports Authority, Coal Terminal Revenue, Refunding (Dominion Terminal Associates Project) (LOC; Barclay Bank PLC)	1.88	2/1/08	500,000 [d]	500,000
Virginia College Building Authority, Educational Facilities Revenue (21st Century College and Equipment Programs) (Liquidity Facility; Wachovia Bank)	1.95	2/1/08	500,000 [d]	500,000
Total Short-Term Municipal Investments (cost $1,000,000)				**1,000,000**
Total Investments (cost $60,247,704)			**104.2%**	**62,892,308**
Liabilities, Less Cash and Receivables			**(4.2%)**	**(2,507,025)**
Net Assets			**100.0%**	**60,385,283**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the

municipal issue and to retire the bonds in full at the earliest refunding date.

b   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, this security amounted to $6,390,113 or 10.6% of net assets.

c   Collateral for floating rate borrowings.

d   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue

SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance